Exhibit 99.1

Toro Corp. Reports Net Income of $22.1 Million for the Three months Ended March 31, 2024

Limassol, Cyprus, May 10, 2024 – Toro Corp. (NASDAQ: TORO), (“Toro”, or the “Company”), an international energy transportation services company, today announced its results for the three months ended March 31, 2024.

Highlights of the First quarter Ended March 31, 2024:

◾	Total vessel revenues: $7.0 million, as compared to $31.2 million for the three months ended March 31, 2023, or a 77.6% decrease;

◾	Net income: $22.1 million, as compared to $22.0 million for the three months ended March 31, 2023, or a 0.5% increase;

◾	Earnings per common share, basic: $1.11 per share, as compared to $2.29 per share for the three months ended March 31, 2023;

◾	EBITDA(1): $21.4 million, as compared to $24.1 million for the three months ended March 31, 2023;

◾	Cash and restricted cash of $186.4 million as of March 31, 2024, as compared to $155.6 million as of December 31, 2023;

◾
Delivery of the M/T Wonder Sirius to its new owners on January 24, 2024, after entering into an agreement to sell the vessel on January 8, 2024 for $33.8 million, resulting in a capital gain of $19.6 million; and

◾	Repurchased an additional 644,556 common shares at an aggregate cost of $3.7 million under the Company’s share repurchase program, which was approved on November 6, 2023 and expired on March 31, 2024.

(1) EBITDA is not a recognized measure under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary:

Mr. Petros Panagiotidis, Chief Executive Officer of the Company commented:

“During the first quarter of 2024 we mostly operated an LPG carrier fleet, having successfully completed the sale of a substantial number of our tanker vessels at significant capital gains over the past twelve months.

We also completed our share repurchase program on March 31, 2024, having bought back an additional 644,556 common shares during the first quarter of 2024. This brought the total number of shares repurchased under the program to 867,156 common shares.

We enjoy a strong balance sheet with significant cash balances and currently without any debt following the repayment in January 2024 of our only outstanding loan facility. Looking ahead, we continue to seek opportunities to enhance our growth.”

Earnings Commentary:

First quarter ended March 31, 2024, and 2023 Results

Total vessel revenues, net of charterers’ commissions, decreased to $7.0 million in the three months ended March 31, 2024, from $31.2 million in the same period in 2023. This decrease of $24.2 million was mainly associated with the reduction in the Available Days of the Aframax/LR2 vessels in our fleet to 24 days in the three months ended March 31, 2024, from 540 days in the same period in 2023, due to the sale of five of our six Aframax/LR2 vessels in 2023 and of the M/T Wonder Sirius on January 24, 2024, and (ii) decrease of the Daily TCE Rate to $13,593 in the three months ended March 31, 2024, from $ 45,252 in the same period in 2023, mainly due to the change in the mix of our fleet following the addition of the LPG vessels which earn a lower Daily TCE Rate than the Handysize and Aframax/LR2 tanker vessels due to their size and the trade they operate in. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses for our fleet amounted to $0.5 million in the three months ended March 31, 2024, unchanged versus the same period in 2023.

The decrease in Vessel operating expenses by $2.5 million to $2.6 million in the three months ended March 31, 2024, from $5.1 million in the same period in 2023, mainly reflects the decrease (i) in the daily vessel operating expenses of the vessels in our fleet to $5,340 in the three months ended March 31, 2024 from $7,106 in the same period in 2023, mainly due to the change in the mix of our fleet following the addition of the LPG vessels which incur lower daily vessel operating expenses than the Handysize and Aframax/LR2 tanker vessels due to their size and (ii) in the Ownership Days of our fleet to 479 days in the three months ended March 31, 2024 from 720 days in the same period in 2023 due to the decrease of the average number of operating vessels to 5.3 vessels in the three months ended March 31, 2024 from 8.0 vessels in the same period of 2023.

Depreciation expenses for our fleet decreased to $1.1 million in the three months ended March 31, 2024, from $1.6 million in the same period in 2023 as a result of the decrease in the Ownership Days of our fleet. Dry-dock and special survey amortization charges amounted to $0.1 million for the three months ended March 31, 2024, compared to a charge of $0.5 million in the three months ended March 31, 2023. This decrease in dry-dock amortization charges primarily resulted from the decrease in dry-dock amortization days from 289 days in the three months ended March 31, 2023 to 99 dry-dock amortization days in the three months ended March 31, 2024.

General and administrative expenses in the three months ended March 31, 2024, amounted to $2.3 million, whereas, in the same period of 2023, general and administrative expenses totaled $1.0 million. This increase is mainly associated with the stock based compensation cost for non-vested shares granted under our Equity Incentive Plan amounting to $1.2 million. For the period from January 1 through March 7, 2023, the date upon which we completed the spin-off of our former tanker vessel business (the “Spin-Off”), general and administrative expenses reflect the expense allocations made to the Company by Castor Maritime Inc. (“Castor”) based on the proportion of the number of Ownership Days of our fleet vessels to the total Ownership Days of Castor’s full fleet.

Management fees decreased to $0.5 million in the three months ended March 31, 2024, from $0.7 million in the same period in 2023 as a result of the decrease in the Ownership Days of our fleet, partly offset by the increased management fees with effect from July 1, 2023, from $975 per vessel per day to $1,039 per vessel per day, which were adjusted under the terms of the amended and restated master management agreement between the Company, the Company’s shipowning subsidiaries and Castor Ships S.A., effective from July 1, 2022.

Interest and finance costs, net, amounted to $(2.0) million in the three months ended March 31, 2024, whereas, in the same period of 2023, interest and finance costs, net amounted to $(0.1) million. This variation is mainly due to higher cash balances compared to the same period of 2023 and the increase in interest income for the three months ended March 31, 2024 on our available cash, which more than offsets the increase in the weighted average interest rate charged on our long-term debt, consisting of the $18.0 million senior secured credit facility that was repaid in January 2024, from 7.8% in the three months ended March 31, 2023 to 8.6% in the same period of 2024.

Recent Financial Developments Commentary:

Equity update

On April 15, 2024, the Company paid to Castor a dividend amounting to $0.3 million on its 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) for the period from January 15, 2024 to April 14, 2024.

Under the Company’s $5.0 million share repurchase program which expired on March 31, 2024, during the period from April 1, 2024 to May 9, 2024, the Company cancelled the remaining 644,556 treasury shares which were outstanding as of March 31, 2024.

As of May 9, 2024, we had 18,333,853 common shares issued and outstanding.

Liquidity/ Financing/ Cash flow update

Our consolidated cash position (including our restricted cash) increased by $30.8 million, from $155.6 million as of December 31, 2023, to $186.4 million as of March 31, 2024. During the three months ended March 31, 2024, our cash position increased mainly as a result of (i) $7.7 million of net operating cash flows provided, (ii) $32.4 million of net investing cash flows provided, including $32.5 million of net proceeds from the sale of the M/T Wonder Sirius, partially offset by payment of vessel improvements and (iii) $9.3 million of net financing cash flows used, including $5.3 million for the early repayment on our debt due to sale of the M/T Wonder Sirius, $3.7 million for the payment for repurchase of common shares and $0.3 million for the payment of dividends to Castor on our Series A Preferred Shares for the period from October 15, 2023 to January 14, 2024.

Recent Business Developments Commentary:

On January 8, 2024, we entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Sirius at a price of $33.8 million. The vessel was delivered to its new owner on January 24, 2024. In connection with this sale, the Company recognized a gain of $19.6 million during the first quarter of 2024. We used part of the proceeds of the sale of the M/T Wonder Sirius to fully repay the remaining outstanding balance of $5.3 million under our only outstanding loan facility, the $18.0 million senior secured credit facility under which the M/T Wonder Sirius served as security. As a result, we have no outstanding indebtedness under any facility as of May 9, 2024.

Fleet Employment Status (as of May 9, 2024): During the three months ended March 31, 2024, we operated on average 5.3 vessels earning a Daily TCE Rate(1) of $13,593 as compared to an average of 8.0 vessels earning a Daily TCE Rate(1) of $45,252 during the same period in 2023. Our employment profile as of May 9, 2024 is presented immediately below.

(1) Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Handysize Tankers
Vessel Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Wonder Mimosa	Handysize	36,718	2006	Korea	Tanker Pool(1)	N/A	N/A	N/A
LPG Carriers
	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Dream Terrax	LPG carrier 5,000 cbm	4,743	2020	Japan	Time Charter period(2)	$310,000 per month	Aug-24	Aug-25
Dream Arrax	LPG carrier 5,000 cbm	4,753	2015	Japan	Time Charter period(3)	$323,000 per month	May-25	May-26
Dream Syrax	LPG carrier 5,000 cbm	5,158	2015	Japan	Time Charter period(4)	$308,500 per month	May-24	May-24
Dream Vermax	LPG carrier 5,000 cbm	5,155	2015	Japan	Time Charter period(5)	$318,000 per month	Mar-25	Mar-26

(1)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Handysize tanker vessels.

(2)	The vessel has been fixed under a time charter period contract of twelve months at $310,000 per month plus twelve months at $320,000 per month at the charterer’s option.

(3)	The vessel has been fixed under a time charter period contract of twelve months at $323,000 per month plus twelve months at $335,000 per month at the charterer’s option.

(4)
Immediately after redelivery from the current charter, estimated to take place on May 20, 2024, in accordance with the prevailing charter party terms, the vessel will be fixed under a time charter period contract of twelve months at a gross charter rate equal to $323,000 per month plus twelve months at the charterer’s option. The rate for the optional period will be increased at a rate between 2% and 6% to be mutually agreed between us and the charterers.

(5)
The vessel has been fixed under a time charter period contract of twelve months at $318,000 per month plus twelve months at the charterer’s option at a rate to be mutually agreed by us and the charterers.

Financial Results Overview:

Set forth below are selected financial and operational data of our fleet for each of the three months ended March 31, 2024 and 2023, respectively:

	Three Months Ended
(Expressed in U.S. dollars)	March 31, 2024 (unaudited)	March 31, 2023 (unaudited)
Total vessel revenues	$7,005,829	$31,154,154
Operating income	$19,540,185	$22,044,658
Net income and comprehensive income	$22,127,359	$21,959,213
EBITDA(1)	$21,364,829	$24,090,304
Earnings per common share, basic	$1.11	$2.29
Earnings per common share, diluted	$0.51	$0.35

(1)        EBITDA is not recognized measure under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data of our fleet for each of the three months ended March 31, 2024 and 2023, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended March 31,
(Expressed in U.S. dollars except for operational data)	2024	2023
Ownership Days (1)(7)	479	720
Available Days (2)(7)	479	677
Operating Days (3)(7)	467	673
Daily TCE Rate (4)	$13,593	$45,252
Fleet Utilization (5)	98%	99%
Daily vessel operating expenses (6)	$5,340	$7,106

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.

(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.

(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.

(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.

(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.

(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

TORO CORP.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended March 31,
	2024	2023
REVENUES
Time charter revenues	3,179,490	1,906,250
Voyage charter revenues	762,148	7,930
Pool revenues	3,064,191	29,239,974
Total vessel revenues	$7,005,829	$31,154,154

EXPENSES
Voyage expenses (including commissions to related party)	(494,990)	(518,797)
Vessel operating expenses	(2,557,847)	(5,116,521)
General and administrative expenses (including related party fees)	(2,257,574)	(983,264)
Management fees - related parties	(497,681)	(702,000)
Depreciation and amortization	(1,191,615)	(2,055,646)
(Provision) /recovery of provision for doubtful accounts	(25,369)	266,732
Gain on sale of vessel	19,559,432	—
Operating income	$19,540,185	$22,044,658
Interest and finance costs, net (1)	1,976,642	117,756
Other expenses, net	1,085	(10,000)
Dividend income from related party	631,944	—
Income taxes	(22,497)	(193,201)
Net income and comprehensive income, net of taxes	$22,127,359	$21,959,213
Dividend on Series A Preferred Shares	(353,889)	(97,222)
Deemed dividend on Series A Preferred Shares	(751,378)	(200,255)
Net income attributable to common shareholders	$21,022,092	$21,661,736
Earnings per common share, basic	$1.11	$2.29
Earnings per common share, diluted	$0.51	$0.35
Weighted average number of common shares outstanding, basic:	17,739,362	9,461,009
Weighted average number of common shares outstanding, diluted:	42,147,033	61,898,567

(1)	Includes interest and finance costs and interest income, if any.

TORO CORP.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	March 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$186,412,073	$155,235,401
Due from related parties	2,505,920	3,923,315
Other current assets	3,457,086	5,976,852
Total current assets	192,375,079	165,135,568

NON-CURRENT ASSETS:
Vessels, net	75,956,293	88,708,051
Restricted cash	—	350,000
Due from related parties	1,590,501	1,590,501
Investment in related party	50,548,611	50,541,667
Other non-currents assets	458,641	1,778,343
Total non-current assets	128,554,046	142,968,562
Total assets	320,929,125	308,104,130

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	—	1,311,289
Due to related parties	318,889	315,000
Other current liabilities	5,003,054	6,232,735
Total current liabilities	5,321,943	7,859,024
NON-CURRENT LIABILITIES:
Long-term debt, net	—	3,902,497
Total non-current liabilities	—	3,902,497
Total liabilities	5,321,943	11,761,521

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares: 140,000 shares issued and outstanding as of March 31, 2024, and December 31, 2023, respectively, aggregate liquidation preference of $140,000,000 as of March 31, 2024 and December 31, 2023 , respectively.	120,352,788	119,601,410
Total mezzanine equity	120,352,788	119,601,410

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value; 3,900,000,000 shares authorized; 18,978,409 and 19,021,758 shares issued; 18,333,853 and 18,978,409 shares (net of treasury shares) outstanding as of March 31, 2024 and December 31, 2023, respectively.	18,978	19,022
Preferred shares, $0.001 par value: 100,000,000 shares authorized; Series B preferred shares: 40,000 shares issued and outstanding as of March 31, 2024 and December 31, 2023, respectively.	40	40
Additional paid-in capital	58,239,605	57,244,290
Treasury shares; 644,556 and 43,349 shares as of March 31, 2024 and December 31, 2023, respectively.	(3,728,008)	(223,840)
Retained Earnings	140,723,779	119,701,687
Total shareholders’ equity	195,254,394	176,741,199
Total liabilities, mezzanine equity and shareholders’ equity	$320,929,125	$308,104,130

TORO CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Three months Ended March 31,
	2024	2023
Cash Flows (used in)/provided by Operating Activities :
Net income	$22,127,359	$21,959,213
Adjustments to reconcile net income to net cash (used in)/provided by Operating activities:
Depreciation and amortization	1,191,615	2,055,646
Amortization of deferred finance charges	43,414	25,470
Gain on sale of vessel	(19,559,432)	—
Provision for doubtful accounts	25,369	—
Stock based compensation cost	1,219,111	—
Changes in operating assets and liabilities:
Accounts receivable trade, net	1,869,936	4,666,840
Inventories	(159,817)	(28,717)
Due from/to related parties	1,410,772	(977,432)
Prepaid expenses and other assets	808,366	216,904
Other deferred charges	(24,409)	—
Accounts payable	(800,861)	973,238
Accrued liabilities	(127,457)	493,785
Deferred revenue	308,500	479,926
Dry-dock costs paid	(626,046)	(1,222,755)
Net Cash provided by Operating Activities	7,706,420	28,642,118

Cash flow (used in)/provided by Investing Activities:
Vessel acquisitions and other vessel improvements	(34,660)	(181,498)
Net proceeds from sale of vessel	32,490,120	—
Net cash provided by/ (used in) Investing Activities	32,455,460	(181,498)

Cash flows (used in)/provided by Financing Activities:
Net increase in Former Parent Company Investment	—	211,982
Issuance of Series B preferred shares	—	40
Payment of Dividend on Series A Preferred Shares	(350,000)	—
Repayment of long-term debt	(5,257,200)	(675,000)
Payment for repurchase of common shares	(3,728,008)	—
Payments related to Spin-Off	—	(2,570,503)
Net cash used in Financing Activities	(9,335,208)	(3,033,481)

Net increase in cash, cash equivalents, and restricted cash	30,826,672	25,427,139
Cash, cash equivalents and restricted cash at the beginning of the period	155,585,401	42,479,594
Cash, cash equivalents and restricted cash at the end of the period	$186,412,073	$67,906,733

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter, pools or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate for our fleet to Total vessel revenues, the most directly comparable U.S. GAAP financial measure, for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended March 31,
(In U.S. dollars, except for Available Days)	2024	2023
Total vessel revenues	$7,005,829	$31,154,154
Voyage expenses -including commissions to related party	(494,990)	(518,797)
TCE revenues	$6,510,839	$30,635,357
Available Days	479	677
Daily TCE Rate	$13,593	$45,252

EBITDA. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to Net Income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of EBITDA to Net Income

	Three Months Ended March 31,
(In U.S. dollars)	2024	2023
Net Income	$22,127,359	$21,959,213
Depreciation and amortization	1,191,615	2,055,646
Interest and finance costs, net (1)	(1,976,642)	(117,756)
US source income taxes	22,497	193,201
EBITDA	$21,364,829	$24,090,304

(1)	Includes interest and finance costs and interest income, if any.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance (including the expected deliveries of vessels by us discussed herein and with respect to our share repurchase program), and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include generally: the effects of the Spin-Off, our business strategy, expected capital spending and other plans and objectives for future operations, including our ability to expand our business as a new entrant to the tanker and liquefied petroleum gas shipping industry, market conditions and trends, including volatility and cyclicality in charter rates (particularly for vessels employed in the spot voyage market or pools), factors affecting supply and demand for vessels, such as fluctuations in demand for and the price of the products we transport, fluctuating vessel values, changes in worldwide fleet capacity, opportunities for the profitable operations of vessels in the segments of the shipping industry in which we operate and global economic and financial conditions, including interest rates, inflation and the growth rates of world economies, our ability to realize the expected benefits of vessel acquisitions or sales and the effects of any change in our fleet’s size or composition, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels, our future financial condition, operating results, future revenues and expenses, future liquidity and the adequacy of cash flows from our operations, our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, compliance with applicable laws, and any impacts on our reputation due to our association with them, the availability of debt or equity financing on acceptable terms and our ability to comply with the covenants contained in agreements relating thereto, in particular due to economic, financial or operational reasons, our continued ability to enter into time charters, voyage charters or pool arrangements with existing and new customers and pool operators and to re-charter our vessels upon the expiry of the existing charters or pool agreements, any failure by our contractual counterparties to meet their obligations, changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance and costs associated with climate change, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), instances of off-hire, fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market, our ability to maintain compliance with applicable listing standards or the delisting of our common shares, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions, such as political instability, events or conflicts (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East), acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions “trade wars” and potential governmental requisitioning of our vessels during a period of war or emergency, global public health threats and major outbreaks of disease), any material cybersecurity incident, changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for tanker and LPG carriers and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy, smuggling or acts of terrorism, changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry and to vessel rules and regulations, as well as changes in inspection procedures and import and export controls, inadequacies in our insurance coverage, developments in tax laws, treaties or regulations or their interpretation in any country in which we operate and changes in our tax treatment or classification, the impact of climate change, adverse weather and natural disasters, accidents or the occurrence of other unexpected events, including in relation to the operational risks associated with transporting crude oil and/or refined petroleum products and any other factors described in our filings with the SEC.

The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the Securities Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Toro Corp.
Email: ir@torocorp.com